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Exhibit 5.3

Biography of Director

William W. Wilson III, joined the NEON Board as a director on December 13, 2004 in connection with NEON's acquisition of ClientSoft, Inc. Prior to joining NEON's Board as a director, Mr. Wilson has served as President and Chief Executive Officer of ClientSoft since April 2000. He came to ClientSoft from Marsh, the world's preeminent risk, insurance and professional services firm, where he served as Managing Director and Chief Information Officer of the firm's global operations. At Marsh, he was responsible for technology strategy, planning and execution for 25,000 colleagues in over 100 countries around the world.

Wilson served as Principal with Johnson & Higgins before that company was acquired by Marsh & McLennan in 1997. He started at Johnson & Higgins in 1982 as an Associate, and was promoted to Assistant Vice President in 1987. He led the Risk Management Services Department until 1990, when he transferred to J&H's Information Systems department. Wilson was promoted to Vice President in 1992. He received the firm's prestigious President's award prior to his promotion to Senior Vice President in 1994, and in 1996, he was promoted to Principal.

Wilson has a BS in Finance and Accounting from Miami University in Oxford, Ohio and an MBA in Finance from Xavier University, Cincinnati, Ohio. He also received the Associates in Risk Management degree.

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  Exhibit 5.3